UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K
_____

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **August 30, 2004**

VTEX ENERGY, INC.
(Exact name of Registrant as specified in its charter)

Nevada	**000-22661**	**76-0582614**
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

8303 Southwest Freeway, Suite 950
Houston, Texas   **77074**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(713) 773-3284**

Not applicable
(Former name, former address and former fiscal year, if changed since last report)

Item 8.01.   Other Events.

As previously disclosed by a Current Report on Form 8-K as filed with the Securities & Exchange Commission on July 30, 2004, VTEX Energy, Inc. ("VTEX") entered into an option agreement with CLK Energy, Inc. ("CLK") on July 13, 2004 to purchase from CLK 50% of CLK's interest in the Bayou Choctaw Field, located in the Iberville and West Baton Rouge Parishes, Louisiana (the "Option Agreement").

The Option Agreement originally expired on August 10, 2004; however, VTEX and CLK subsequently amended the Option Agreement to extend the option period to expire on September 30, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VTEX ENERGY, INC.

Date: September 8, 2004   By: /s/ Stephen Noser
                                               Stephen Noser
                                               President